Barack Ferrazzano Kirschbaum & Nagelberg llp
200 WEST MADISON STREET, SUITE 3900
CHICAGO, ILLINOIS 60606

Gretchen Anne Trofa
(312) 984-3171	Telephone (312) 984-3100
Voice Mail Ext. 4171	Facsimile (312) 984-3150
gretchen.trofa@bfkn.com

December 16, 2010

VIA EDGAR AND OVERNIGHT COURIER

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
Mall Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Medgenics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 16, 2010
File No. 333-170425

Dear Mr. Riedler:

On behalf of Medgenics, Inc. (the “Company”), transmitted herewith is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-170425) (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 2, 2010 (the “Staff Letter”) with regard to the above-referenced filing.  For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 1, three of which have been marked to show changes from the initial filing of the Registration Statement.

We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 1 and the defined terms used herein have the definitions given to them in Amendment No. 1.

General

1.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Jeffrey Riedler
December 16, 2010
Page -2-

The Company acknowledges the Staff’s comment.  The Company advises the Staff that it has now filed Exhibits 10.27, 10.27(i), 10.27(ii), 10.27(iii) and 10.51, and understands that it will need to file the additional exhibits prior to effectiveness.

2.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.  As you are likely aware, you must file this amendment prior to circulating the prospectus.  Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide.  We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

The Company acknowledges the Staff’s comment.  The Company is not in a position to include pricing-related information at this time and understands that a pre-effective amendment containing all pricing-related information must be filed prior to circulating the prospectus.

3.
Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note that we may have comments regarding this material.

All graphic, visual or photographic information that the Company intends to provide in the printed prospectus is already included in the EDGAR version.  The enclosed courtesy package also includes this material.

4.	It is not appropriate to disclaim liability for statements included in the prospectus. Please delete the following statements:

“We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications.  While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.”

The Company has deleted the above statement as requested.

Prospectus Summary, page 1

5.
The summary should provide a balanced presentation of the information presented in your registration statement with respect to your company and operations.  As currently written, your summary places more emphasis on your strengths, strategy and market opportunities than on your weaknesses and risks.  Please revise your summary to balance the discussion of your strengths and key attributes with an equally prominent discussion of your weaknesses and/or risks, including, but not limited to, the fact that your most advanced clinical trial of EPODURE Biopumps has only treated twelve patients; that you do expect full commercialization of any of your product candidates for at least five years; and that your auditors have expressed substantial doubt about your ability to continue as a going concern.  The discussion should contain the same level of detail as the discussion of your strengths and attributes.

Jeffrey Riedler
December 16, 2010
Page -3-

The Company acknowledges the Staff’s comment.  The Company has revised the prospectus summary to include a more balanced discussion of the weaknesses and risks associated with its business.

6.
We note that in the summary and throughout your prospectus you state that you “have begun to commercialize” that you have entered into discussions with other parties to commercialize your Biopump Platform Technology based on the results of your phase I/II clinical study of the EPODURE Biopump and other development and testing efforts.  However, as your Biopump Platform Technology is still being developed and has not been tested on a large scale, you do not have a commercialized product and have stated elsewhere in your prospectus that you are at least five years away from commercialization, suggestions that you have begun to commercialize your technology appear to be in error.  Please delete these statements.

The Company acknowledges the Staff’s comment.  The Company believes that entering into development agreements that provide the Company with development funding, milestone or other payments is a form of “commercialization” of the Biopump technology.  Nonetheless, the Company has revised the disclosure throughout to eliminate suggestions that it has begun to commercialize any products.

7.
We note that in the summary under the section entitled “Proof of Concept of Biopump Platform Technology” and in the discussion of your EPODURE Biopump technology in your Business section, you make assertions regarding the results of the phase I/II clinical trial, such as:

•	The concept of the Biopump has been proven for this product candidate;

•	The trial has demonstrated that a single administration can provide sustained anemia treatment for at least six months . . . thereby improving patient quality of life;

Jeffrey Riedler
December 16, 2010
Page -4-

•	Results from the trial have shown/appear to confirm that the EPODURE Biopump helps to stabilize hemoglobin levels . . . elevating and stabilizing those levels within range for several months; and

•	That you have “proved the principle of the Biopump.

As you are in the early stages of clinical trials, have as yet only treated 12 patients in a single phase I/II trial, and are years away from receiving marketing approval for your treatment from any country’s regulatory agency, these and similar statements may give the impression that your mode of treatment has been validated by regulatory authorities or that the Israeli Ministry of Health concurs with your assertions.  Please revise your disclosure wherever necessary to make explicit that no regulatory authority overseeing food and drug law in any jurisdiction has indicated its agreement to, or otherwise validated, these statements, that such statements represent only your own beliefs and conclusions about the clinical trial and your product.

In response to the Staff’s concerns, the Company added disclosure to make clear that no regulatory authority has validated the Biopump technology or the trial results.  See specifically pages 1, 4 and 11.  In addition, where appropriate, the Company has revised disclosure to clarify certain statements of its belief.

8.	We note your statements here and elsewhere in the prospectus that:

•	One of the patients receiving treatment in your clinical trial has shown sustained hemoglobin (i.e., has been free of anemia) within the target range for more than 24 months; and

•	In most patients, hemoglobin levels stabilized following their EPODURE Biopump treatment.

Please discuss the results for the other patients as well, in order to give a balanced summary of clinical outcomes.

The Company added additional disclosure regarding the individual results of the trial participants.  See specifically pages 4 and 51.

9.
We note that on pages 4 and 11 you state that your Biopump technology has been shown to be “safe”.  Please, revise this disclosure to remove use of the word “safe”.  The determination of product safety is within the purview of the Israeli Ministry of Health and the FDA and therefore company may not substitute its own judgment or conclusions about product safety for those agencies.  If the product was well tolerated at specific dosages and no adverse effects were observed, you may disclose such, but product safety is a judgment reserved to the applicable regulatory authority.

Jeffrey Riedler
December 16, 2010
Page -5-

The Company has revised the disclosure on pages 4 and 11 to modify the use of the word “safe”.  In addition, we have reviewed the use of the words “safe” and “safety” throughout the remainder of the prospectus, and have modified their usage where appropriate.

10.
Please provide the basis for the statements that “the cost of FACTOR VIII injections in a typical hemophilia patient typically exceeds $100,000 per year” (page 4) and “an annual anemia treatment regimen for an ESRD patient typically [costs] at least $15,000 to $25,000 (page 49).

With respect to the estimated cost of Factor VIII injections, the cost data is available from the National Hemophilia Society.  A reference has been added to the disclosure.  See pages 5 and 55.

With respect to the estimated cost of an annual anemia treatment regimen for an ESRD patient, the $25,000 estimate applies to anemia treatment of typical renal failure patients, which include CKD as well as ESRD and includes patients covered by private insurers as well as Medicare patients.  The National Institute of Health anemia management guidelines refer to reimbursement for ESRD patients under Medicare, which is only for qualifying patients (primarily under 65 years of age).  Other treatment is given under private insurance, and members of our Strategic Advisory Board estimate this is billed at two to three times the Medicare reimbursement rate, and affects about 33% of total treated patients – whether ESRD (by Medicare or private) or CKD.  The result is that the composite of all these averages is in the range of $15,000 to $30,000 per year per patient.  Additional disclosure has been added to clarify that this range is the result of estimates from members of our Strategic Advisory Board.  See pages 4 and 50.

Summary - Financial Data, page 7

Selected Financial Data, page 32

11.
You reference the disclosure of pro forma basic and diluted net loss per share, yet you do not present this pro forma information.  Please revise your disclosure to remove this reference or provide the pro forma net loss per share information and describe how you calculated it.

The disclosure has been revised to remove this erroneous reference.

12.
In these tables you present loss from operations and loss as positive numbers.  In your consolidated statements of operations on page F-5, you present them as negative numbers.  Please revise your presentation throughout the filing to present loss amounts in tables and statements consistently.

Jeffrey Riedler
December 16, 2010
Page -6-

The Company’s presentation of loss of operations and total loss has been revised throughout to express these numbers as negative.

13.
We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your disclosure controls and procedures, we ask that you provide us with information that will help us answer the following comments.

•
Please tell us how you maintain your books and records and prepare your financial statements.  In this regard, explain whether you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.  If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

•
Please tell us who is involved in your financial reporting.  We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US GAAP and SEC rules and regulations.  Without identifying people by name, for each person, please tell us:

o	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

o	what relevant education and ongoing training he or she has had relating to US GAAP;

o	the nature of his or her contractual or other relationship to you;

Jeffrey Riedler
December 16, 2010
Page -7-

o	whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and

o
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or an organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

o	the name and address of the accounting firm or organization;

o	the qualifications of their employees who perform the services for your company;

o	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

o	how many hours they spent last year performing these services for you; and

o
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees to prepare your financial statements or evaluate your internal control over financial reporting, without providing us with their names, please tell us:

o	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

o	how many hours they spent last year performing these services for you; and

Jeffrey Riedler
December 16, 2010
Page -8-

o
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

•	Please describe for us the qualifications of your identified audit committee financial expert, including the extent of his knowledge of US GAAP and internal control over financial reporting.

The Company is a Delaware corporation.  Its wholly-owned subsidiary, Medgenics Medical Israel Ltd., is a corporation organized under the laws of the State of Israel.  The Company and its subsidiary currently conduct substantially all of their operations outside the United States.  Nonetheless, the Company and its subsidiary have, since inception in January 2000, prepared the consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and applied U.S. GAAP standards.

In December 2007, the common stock of the Company was admitted for trading on the AIM market of the London Stock Exchange (“AIM”). The Company’s consolidated financial statements prepared in accordance with U.S. GAAP were included in the admission document filed with AIM in connection with the initial admission of the common stock for trading in December 2007 and in subsequent financial reports required to be filed under the applicable rules governing companies admitted to AIM (the “AIM Rules”).  As part of the Company’s responsibilities as a public company on AIM, effective internal controls over financial reporting are required in order for the Company to provide reliable financial reports as required by the AIM Rules.  The Company does not retain an accounting firm, organization or third party to prepare its financial statements or evaluate its internal controls over financial reporting. The Company prepares its own financial statements and believes that it has managed to eliminate material weakness of internal control over financial reporting by having effective controls to identify and prevent errors.

In order to ensure that the Company’s consolidated financial statements are prepared in accordance with U.S. GAAP standards, the Company maintains certain procedures and internal controls and verifies that the financial personnel have the appropriate knowledge, experience and skills to prepare the Company’s consolidated financial statements in accordance with U.S. GAAP standards.  The Company’s financial personnel, who adopt and apply accounting policies, include the Director of Finance and Administration and the Controller.  The Company’s financial personnel have the appropriate educational background and experience and are provided with the proper training for applying U.S. GAAP.

The person primarily responsible for preparing and supervising the preparation of our financial statements is the Company’s Controller who is a CPA both in the State of New York and in Israel.  The Company’s Controller was trained in the U.S. and worked as an auditor in a New York certified public accounting firm for seven years. Subsequently, the Company’s Controller passed the Israeli exams to become certified as a CPA in Israel and worked for the largest certified public accounting firm in Israel for seven years.  This was followed by 13 years in a large Israeli industrial company as the Manager of Financial Reporting and later as controller, which included preparation of financial statements according to U.S. GAAP and responsibility for accounting, financial analysis and reporting.

Jeffrey Riedler
December 16, 2010
Page -9-

From 2005 to 2008, the Company’s Controller was a Senior Controller of European Operations for Lumenis Ltd., a public company.  The responsibilities of the position included the reporting of European subsidiaries in accordance with U.S. GAAP and local GAAP, and the restatement of three years prior financial statements. The Company’s Controller holds a B.Sc in Economics and Accounting from Brooklyn College and has taken numerous continuing education courses.

The Company’s Director of Finance and Administration holds an MBA in Finance and Accounting from Columbia University and has supervised the preparation of the financial statements according to U.S. GAAP for the Company for the past five years, including supervising the process of admission of the Company’s common stock to AIM.

Both the Controller and the Director of Finance and Administration are employees of the Company.

The Company’s Controller and Director of Finance and Administration keep updated with the latest U.S. GAAP standards by receiving updates from the external auditors, participating in seminars, and reading and reviewing professional magazines and other available professional materials.

Whenever there is a need to implement new accounting procedure under U.S. GAAP, the Company’s Controller examines the applicable accounting treatment and reports to the Director of Finance and Administration who reviews and considers the Controller’s recommendations.  The Company also consults with outside accounting experts where appropriate in selecting and implementing new accounting procedure under U.S. GAAP.

As part of the preparation of the annual financial statements, a special U.S. GAAP checklist is completed by the Company’s Controller to assure accurate and compliant disclosure will be included in the financial statements.  The Company’s Director of Finance and Administration reviews and verbally approves the checklist.

In addition and as part of the Company’s intent to register securities with the Commission and become a reporting company under the Securities Exchange Act of 1934, as amended, the Company’s Controller and Director of Finance and Administration keep updated with the latest Commission rules and regulations by receiving updates from the Company’s legal advisors and external auditors, participating in seminars and reviewing and researching issues in professional publications and on the Commission website.

Jeffrey Riedler
December 16, 2010
Page -10-

The Company maintains separate books for Medgenics, Inc.  and for the Israeli subsidiary.  The books and records are maintained in accordance with U.S. GAAP. The Israeli subsidiary’s books are maintained in both New Israeli Shekels and in U.S. dollars.  The two companies’ books are consolidated on a quarterly basis. The Company’s Controller reviews the trial balance and instructs the accounting department to make all appropriate and necessary adjustments.  These are further reviewed by the Company’s Director of Finance and Administration to ensure that all appropriate adjustments have been made.  Finally, quarterly figures are reviewed by the external auditors.

The baseline for the preparation of the annual financial statements is the previous year’s audited statements. Corrections of any deficiency noted by the Company’s personnel or other external advisors in the previous year are implemented.  New accounting standards relevant to the Company’s operations are implemented, where relevant.  New financial instruments, agreements, and transactions are evaluated by the Company’s financial personnel, in consultation with the external auditors.   Any new accounting standards are reviewed by the Company’s financial personnel for relevance to the Company.   The Company’s regulatory announcements under the AIM Rules for the period are reviewed by the Company’s management and financial personnel with the consultation of the Company’s legal advisors.  The minutes of the annual stockholders’ meeting and of meetings of the Board of Directors are reviewed first by management and then by the external auditors. The Company consults with independent advisors on relevant accounting topics, valuations, and extraordinary transactions.  The financial reports are reviewed by the U.S. corporate counsel.  The financial reports are reviewed and approved by the Company’s Director of Finance and Administration.  The financial reports are reviewed by the Audit Committee of the Board of Directors.  The Audit Committee meets with the independent external auditors.  Them upon recommendation of the Audit Committee, the financial statements are then reviewed and approved by the Board of Directors.

The Board of Directors has determined that Joel S. Kanter qualifies as an “audit committee financial expert,” as such term is defined in the rules and regulations of the Commission.  From 1995 to 1999, Mr. Kanter served as President and Chief Executive Officer of Walnut Financial Services, Inc., a public company in the business of investing in private and public concerns.  In this capacity, Mr. Kanter supervised its Chief Financial Officer, and gained experience overseeing and assessing the company’s performance with respect to the preparation, auditing and evaluation of financial statements.  In addition, over the past 20 years, Mr. Kanter has served as chairman or a member on the audit committee of the board of directors for numerous public companies, and currently serves as the audit committee financial expert for each of Magna-Labs, Inc. and WaferGen, Inc.  Through this experience as well as his service on the boards of directors of numerous other public companies, Mr. Kanter has obtained and exhibited an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, and an understanding of internal control over financial reporting.  In addition, Mr. Kanter has obtained experience analyzing and evaluating, and actively supervising others engaged in preparing, analyzing and evaluating, financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

Jeffrey Riedler
December 16, 2010
Page -11-

Risk Factors, page 9

14.
It is not appropriate to warn shareholders about risks that are not described in the prospectus.  Please delete the statement relating to risks that you do not know about or you believe to be immaterial.

The statement described above has been removed.

“Our Biopump Platform Technology is still being developed . . . ,” page 11

15.
Please expand your disclosure regarding the potential adverse effects of the viral vector particles and the basis upon which you have identified such risk.  Please disclose the results of any clinical trials or preclinical studies that have led you to conclude that this risk may be present.

The Company has expanded its disclosure regarding potential health risks related to the Biopump technology.  See page 11.

“If any of our key employees discontinue his or her services with us . . . ,” page 17

16.	Please expand your disclosure to disclose whether or not you carry key man insurance.

The Company has expanded its disclosure to indicate that it does not carry any key man insurance.  See page 17.

“If we are not able to obtain and maintain adequate patent protection . . . ,” page 17

17.
To the extent that you have experienced problems in the past or are aware of any claims regarding infringement of intellectual property rights, please revise to describe these problems or claims.  Further, please expand your disclosure to describe any potential claims of which you are aware regarding infringement of your licensed intellectual property.

Jeffrey Riedler
December 16, 2010
Page -12-

The Company is not aware of any claims or problems regarding infringement of intellectual property rights.  Additional disclosure has been added to this risk factor.  See page 18.

“We may experience product liability claims . . . ,” page 20

18.
Please expand your disclosure to disclose whether you carry product liability insurance in connection with your clinical trials.  If so, please disclose your level of product liability insurance coverage and briefly describe what potential liabilities are and are not covered.  Please also disclose the cost to you of such coverage, if material.

The Company has expanded the disclosure to describe the product liability insurance it carries with respect to its ongoing phase I/II trial.  See page 20.

Capitalization, page 28

19.
We note that you elected to measure the 2009 Debentures entirely at fair value with changes in fair value recognized in earnings.  It appears based on your disclosure on page F-41 that the holders of these debentures will likely benefit from the automatic conversion upon a Qualified Transaction in the form of either a discount from the Qualified Transaction Price or the doubling of the amount of warrants the holders otherwise would have been entitled to receive.  Please confirm whether the pro forma information will reflect the effects of this discount or incremental warrant issuance once an estimated offering price has been established and disclose this information in the notes to the financial statements.  In addition, please disclose how the fair value of the debentures will change the closer you get to the completion of a Qualified Transaction and disclose how you will account for the automatic conversion.

The Company confirms that the pro forma information will reflect the effects of this discount or incremental warrant issuance once an estimated offering price is established.  At such time, the Company will disclose this information in the notes to the financial statements.

The fair value of 2009 Debentures will probably be higher the closer the Company gets to the completion of a Qualified Transaction, assuming share price of the Company and all other parameters used in binomial model in order to calculate the fair value of 2009 Debentures remain the same.

In the case of an automatic conversion due to a Qualified Transaction, the Company will measure the 2009 Debentures at fair value prior to the completion of the Qualified Transaction. The change in fair value will be recorded as earnings. After the completion of the Qualified Transaction and upon the issuance of shares of common stock upon the conversion of the Debentures, the Company will classify the liability in respect of 2009 Debentures to share capital and additional paid in capital.

Jeffrey Riedler
December 16, 2010
Page -13-

20.
On page 39 and elsewhere you disclose the commitment to pay Yissum a $200,000 milestone payment when cumulative equity investments in you by third parties reach a specified level.  Please revise your pro forma presentation here and in Dilution to disclose whether this offering will trigger the next milestone payment.  If so, include the milestone, payment as a pro forma adjustment and include its impact in your capitalization and dilution computations.

The Company confirms that the pro forma presentation in the prospectus will include the impact of the payment of the Yissum milestone payment of $200,000.  In addition, the Company has added disclosure confirming that such payment will become due upon the closing of the offering.  See page 64.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 37

21.
We note your disclosure on page 23 in the risk factor titled “Our Amended and Restated By-Laws contain provisions that restrict our ability to borrow funds.”  Please expand your disclosure to include a discussion of the limitations on incurring future indebtedness as described in the risk factor.

The Company has added disclosure to the Liquidity and Capital Resources section to discuss the limitation on incurring future indebtedness.  See page 39.

Business, page 44

General

22.
We note you have filed a number of material agreements which you have not discussed in your business description.  We note further your disclosure on page 13 in the risk factor titled “We are subject to intense government regulation and we may not be able to successfully complete the necessary clinical trials” the following statements:

Jeffrey Riedler
December 16, 2010
Page -14-

•	“Approval also depends on our obtaining certain key materials such as the GMP produced gutless adenoviral vector, which is prepared through a contract with a GMP vector manufacturer.”

•
“Approval and commencement of studies further depends on the successful and timely completion of the necessary devices to harvest, implant and ablate Biopumps, which is largely dependent on the work of outside engineering contractors, and could suffer delays.”

It appears that you may be substantially dependent upon manufacturing, research, clinical trial services and consultant services of third-parties.  Please expand your disclosure to identify any such third-parties and describe the material terms of your agreements with such parties.  To the extent applicable, please describe the terms of your agreements filed at Exhibit 10.25 to 10.40.

The Company has added disclosure to the risk factor section regarding its dependence on the production of gutless anedoviral vectors for use in preparing Biopumps.  In addition, the Company has summarized the material terms of its contract with the supplier of such vectors in the Business section.  See pages 12 and 56, respectively.

The Company has deleted the risk regarding dependence on the successful and timely completion of the necessary devices as, upon consideration, the Company has determined that this is not a relevant risk.  The Company currently internally prepares all the necessary devices to harvest, implant and ablate Biopumps from readily available materials and is not dependent on outside engineering contractors.

Except as otherwise described in the prospectus, the Company has determined that it is not dependent on the manufacturing, research, clinical trial services and consultant service of any other third parties.  In the event that any of such contracts or relationship would be terminated, the Company expects that it could find replacement services without great difficulty.

23.	Please provide the basis for your statement that “new DAAs are expected to [sic] far more expensive than current treatment based on IFA-a” that appears on page 54.

This statement was based on non-public communications between members of the Company’s Strategic Advisory Board and third-parties.  As a result, the Company has deleted this statement from the disclosure.

Jeffrey Riedler
December 16, 2010
Page -15-

Business Strategy, page 56

24.
Please file a copy of your October 2009 agreement regarding the development of a Factor VIII Biopump for hemophilia which we understand has been extended for an additional six-months.  Further, please expand your disclosure to describe the material terms of your agreement, including term and termination provisions, payments made to date, aggregate potential milestone payments and royalty rates.  Your description should identify the major pharmaceutical company with which you have collaborated and the fact that the counterparty has the option to negotiate a definitive agreement regarding a transaction related to the Factor VIII Biopump technology anytime prior to the end of such 6-month period upon payment to Medgenics of a $2,500,000 option fee.  Please also file any agreement related to the extension and disclose the material terms of the extension, if different from the original agreement.

The Company has expanded its disclosure regarding the material terms of the Factor VIII agreement and identified the third party as Baxter Healthcare.  See pages 2, 36, 43, 45 and 56.  A copy of the October 2009 agreement and the amendments thereto have been filed as Exhibits 10.27, 10.27(i), 10.27(ii) and 10.27(iii), respectively.

25.
Please advise your time frame for your scale-up and commercial implementation of Biopump treatment technology and your plans for processing and manufacturing Biopumps.  We note your discussion regarding potential agreements with commercial or pharmaceutical partners for installation and use of Biopumps.  Please advise us as to any plans to market and sell the Biopump devices in advance of or in connection with commercialization of your specific Biopump Platform Technologies.

The Company has added disclosure regarding its time frame for the scale-up and commercial implementation of Biopump treatment technology and its plans for processing and manufacturing Biopumps, as well as its plans to market and sell the Biopump devices.  See page 58.

Regulatory Strategy, page 57

26.	Please revise your disclosure to clarify how you have conducted your clinical trials to date “so that the results of these trials will support applications to both FDA and EMEA.”

The Company has added disclosure to clarify how it has conducted its trials and on what basis it believes that the trial structure will support applications for the EU, Japan and the U.S.  See page 60.

Jeffrey Riedler
December 16, 2010
Page -16-

EPODURE Biopump Clinical Trials, page 58

27.
With respect to your discussion of the October 2005 publication in the journal “Blood” of the results of the phase I clinical study, please clarify that several of the authors declared a financial interest in Medgenics and were employed by Medgenics while conducting the work for the study.  As with other statements in the prospectus about the efficacy or safety of your product as demonstrated in the clinical trial, please revise here to make explicit that no regulatory authority has vetted or approved these statements.

The Company has added disclosure to indicate that several of the authors were employed by the Company while conducting work for the study, and that no regulatory authority has vetted or approved these statements.  See page 60.

Licenses, page 62

28.
Please expand your expand your disclosure relating to the Yissum license agreement and the BCM license agreement to include all license fees, royalty rates, payments made to date and potential future milestone payments, as applicable for each agreement.

The Company has expanded the disclosure relating to the Yissum license agreement and the BCM license agreement to include all payment obligations applicable to each agreement.  See pages 63-64.

Executive Compensation, page 74

29.
We note your disclosure on page 9 in your risk factor titled “We have significant severance liabilities and may not be able to satisfy such obligations.”  As the amounts owed appear to be material, please expand your disclosure to describe the severance and change of control payments due to each named executive officer and the terms by which such payment would come due.  Please refer to Item 402(q) of Regulation S-K.

The disclosure in the Executive Compensation section already includes a discussion of the severance obligations applicable to each named executive officer.  In general, the Company has agreed to certain severance obligations in the event that an officer is terminated under certain circumstances (the “contractual severance payments”).  In addition, the Company is liable for certain mandatory severance payments under Israeli law, for which is makes monthly payments into a severance fund (the “mandatory severance payment”).  The contractual severance payments are in addition to the mandatory severance payments.  The Company has added disclosure to clarify the relationship between these two types of severance payments.  See pages 9-10 and 78-81.  The Company is not obligated to make any change of control payments to any of the named executive officers.

Jeffrey Riedler
December 16, 2010
Page -17-

Financial Statements

30.	Please update your financial statements as required by Rule 8-08 of Regulation S-X.

The Company has revised its Registration Statement in response to the Staff’s comment and updated its financial statements as required by Rule 8-08 of Regulation S-X.

Consolidated Statements of Operations, page F-5

31.	Please round your loss per common share to the nearest cent so as not to reflect a greater degree of precision than exists.

In response to the Staff’s comment, the Company has revised its loss per common share to the nearest cent.

Notes to Financial Statements

Note 1:  - General, page F-16

32.
In note e. you disclose that you were notified in November 2010 that you will receive a cash grant from the U.S. government and the funds are immediately available.  Please explain why it is appropriate to record the full award during the fourth quarter of 2010.  Also, please expand your revenue recognition policy on page F-22 to include your policy for grants received from the U.S. government.

In November 2010, the Company was notified that it will receive a cash grant of approximately $244,000 under the U.S. government’s Qualifying Therapeutic Discovery Project (“QTDP”) to fund its Biopump research and development (“R&D”) costs incurred in 2009. As the R&D costs were already recorded in the past and as there are no additional conditions to receiving the grant and since the grant is non-refundable, the Company will record it as a participation in R&D in the fourth quarter of 2010.

The Company has expanded the disclosure on page F-22 of the financial statement in Note 2m “Grants and participation” to provide additional information regarding the Company’s policy for grants received from the U.S. government. The following clarification was added “Grants from the U.S. government’s QTDP for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and are presented as a deduction from research and development expenses.” Similar disclosure was added on page F-16 to Note 1e.

Jeffrey Riedler
December 16, 2010
Page -18-

Note 9:  - Stockholders’ Equity, page F-30

33.
Please disclose the warrants and options outstanding separately for all tables presented.  Please reconcile the total amount of options and warrants outstanding to the disclosure of options and warrants outstanding on page 29.

The Company has revised its presentation in Note 9i to the consolidated financial statements and disclosed the warrants and options outstanding separately, in response to the Staff’s comment.

Following the revised disclosure of warrants and options outstanding, there is a full reconciliation between the total amount of options and warrants outstanding in Note 9f to the amount disclosed on page 31.

34.
In note f. you disclose the granting of consultant options and warrants that vest over three-year periods, yet you only disclose the weighted-average-grant-date fair value assigned to all your option and warrant grants to consultants in 2008 and 2009.  Please explain to us whether you remeasured the fair value of the unvested portions of these options and warrants at subsequent reporting dates as required by ASC 505-50-30-21.  If not, please explain to us why not and reference for us the authoritative literature you relied upon to support your accounting.

The Company applies ASC 718 and ASC 505-50, “Equity-Based Payments to Non-Employees” (“ASC 505-50”) (originally issued as EITF 96-18), with respect to options issued to non-employees. As such, the unvested portion of these options and warrants was remeasured at subsequent periods at fair value as required by ASC 505-50-30-21 using the Binomial option pricing model. The Company has disclosed in Note 9f(4) to the consolidated financial statements the total unrecognized compensation cost as of December 31, 2009 related to non-vested share-based compensation arrangements granted to consultants and expected weighted-average period of this cost to be recognized.

35.
In note g. you disclose compensation expense related to warrants and options, yet in the Statements of Changes in Stockholders’ Equity (Deficit) for 2007, 2008, 2009 and 2010, you indicate that compensation relates solely to option grants.  Please revise the captions in your Statements of Changes in Stockholders’ Equity (Deficit) to appropriately attribute compensation to both options and warrants or explain to us how your presentation is appropriate.

Jeffrey Riedler
December 16, 2010
Page -19-

The Company has revised its captions in its Statements of Changes in Stockholders’ Equity (Deficit) to appropriately attribute compensation to both options and warrants in response to the Staff’s comment.

Note 10:  - Convertible Debentures, page F-41

36.
You indicate that the warrants issued with the convertible debentures in September 2010 are subject to adjustment if you subsequently issue equity at a price lower than the exercise price of these warrants.  In addition, the functional currency of the company is the U.S. Dollar but the warrants are denominated in British pounds sterling.  Therefore, please confirm whether the warrants will be classified as liabilities pursuant to ASC 815-40-15 and subsequent changes in fair value recorded in earnings.  In addition, please confirm whether you used the Binomial model to value these warrants.

We confirm that the warrants are and will be classified as a liability pursuant to ASC 815-40-15 at their fair value and subsequent changes in fair value will be recorded in earnings. We also confirm that we used the Binomial option pricing model to value these warrants.

* * * * * * *

Please direct your questions or comments regarding the Company’s response to the Staff Letter and Amendment No. 1 to the undersigned at (312) 984-3171.  Thank you for your assistance.

Very truly yours, /s/ Gretchen Anne Trofa Gretchen Anne Trofa

Enclosures

cc:	Dr.Andrew L. Pearlman, Medgenics, Inc.
Ms. Phyllis Bellin, Medgenics, Inc.
Steven Skolnick, Esq., Lowenstein Sandler PC